UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68652

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Churchill Stateside Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

203 N. LaSalle Street
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Carr	760-822-6944	dcarr@cssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30061
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy Spieler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Churchill Stateside Securities, LLC, as of 2/24, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

JACOB M CARRIZALES
Official Seal
Notary Public-State of Illinois
My Commission Expires Nov 23, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2024
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Stateside Securities LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Churchill Stateside Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Churchill Stateside Securities LLC 's management. Our responsibility is to express an opinion on Churchill Stateside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 3, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	1,073,637
Related Party Receivable		977,729
Prepaid Expenses		16,819
		2,068,185
Right of Use Asset - Operating Lease		
TOTAL ASSETS	$	2,068,185

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	17,950
Payroll Payable		27,544
Accrued Commission		183,514
Total Liabilities		229,008
MEMBERS' EQUITY		1,839,177
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,068,185

The Accompanying Notes are an
Integral Part of these Financial Statements

2

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE		
Brokerage Fees - Underwriting	$	530,612
Commissions - Investment Brokerage		1,995,768
Dealer Fees - Investment Brokerage		1,995,768
Interest Income		51,297
Total Revenue		4,573,445
OPERATING EXPENSES		
Compensation and Benefits		3,628,219
Consulting		279,934
Rent		69,793
Travel, Meals and Entertainment		36,740
Professional Fees		158,575
Licenses and Fees		42,665
Computer and Technology		78,958
Insurance		15,350
Other Operating Expenses		65,498
Total Expenses		4,375,732
NET INCOME	$	197,713

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

MEMBERS' EQUITY, JANUARY 1	2,116,464
Net Income	197,713
Member Distributions	(475,000)
MEMBERS' EQUITY, DECEMBER 31	$ 1,839,177

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES		
Net Income	$	197,713
Adjustments to Reconcile Net Income to Net Cash		
Used by Operating Activities:		
Decrease in Related Party Receivable		93,870
Decrease in Prepaid Expenses		3,051
Decrease in Right of Use Asset		85,769
Decrease in Accounts Payable and Accrued Expenses		(16,610)
Decrease in Accrued Payroll and Commision		(488,082)
Decrease in Lease Liability - Operating Lease		(88,399)
Net Cash used by Operating Activities		(212,688)
Used by Financing Activities:		
Distriibution to Members		(475,000)
Net Cash used by Financiang Activities activities		(475,000)
NET DECREASE IN CASH		(687,688)
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		1,761,325
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,073,637

The Accompanying Notes are an
Integral Part of these Financial Statements

5

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

<u>Organization and Nature of Business</u>

Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

The Company received approval as a Municipal Advisor from the SEC on October 30, 2018.

The Company primarily engages in the private placement of syndicated tax credits to accredited investors. Additionally, the Company underwrites Tax-Exempt Bond issues. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC"). CSG owns Churchill Mortgage Investment LLC ("CMI"). CMI is the mortgage lender on some transactions where the Company is the Bond Underwriter or Municipal Advisor.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

<u>Basis of Accounting</u>
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

<u>Estimates</u>
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

<u>Income Taxes</u>
The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company has short-term lease agreements for its office spaces. These leases have terms of less than one year and do not include renewal options that the Company is reasonably certain to exercise. In accordance with ASC 842, the Company has elected the short-term lease exemption, under which leases with terms of 12 months or less are not recognized on the balance sheet.

Lease payments for short-term leases are recognized as expense on a straight-line basis over the lease term. For the year ended 12/31/24, the Company recognized lease expense of $20,500 related to these short-term leases.

The Company is not party to any leases with a term exceeding 12 months as of 12/31/24.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that falls within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer. Services within the scope of ASU 606 include:
>   a: Investment Brokerage
>   b: Underwriting Income

Investment Brokerage Services:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including fundraising activity for syndicated tax credits.

Brokerage Fees - consist of tax exempt bond underwritings on a best efforts basis, issued on real estate transcations financed by its related party and is recognized upon sale of the bond issue.

Commissions - Investmant Brokerage consists of commission payed on direct placement participation transactions offered by the Company.

Dealer Fees - Investment Brokerage consists of dealer - manager fees earned related to direct placement participations offered by the Company.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

   Concentration of Credit Risk

   The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

   All of the Company's private placement of investments to accredited investors are of syndicated credits that are 100% generated by CSG. All of the Company's bond underwriting has been on transactions where CMI has been the lender and CMI holds the primary relationship with the sponsor. Therefore, all of the Company's revenues are on transactions where CSG or CMI have generated an underlying transaction.

   New Accounting Standards

   The Company is monitoring and evaluating new accounting standards and will implement all applicable standards as required.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $844,629 which was $744,629 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 27.11%.

3. **SINGLE REPORTABLE SEGMENT**

   The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including Direct Private Placements and Bond Underwriting. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 79 percent of its total revenues from a single external customer in 2024.

4. **RELATED PARTY TRANSACTIONS**

   The Company has an expense sharing agreement with CSG, a related party, for operating expenses and management services. All of the Company's revenues for the year ended December 31, 2024 were earned from the sale of financial products developed by CSG.

   The amount paid to CSG for management services is $140,375 for 2024, this is recorded in professional fees on the statement of operations.

   The Company was allocated $34,993 for operating expense costs by CSG in 2024, these expenses are recorded in their respective categories on the Statement of Operations.

4.   **RELATED PARTY TRANSACTIONS - continued**

The Company had financing transactions with CSG, reducing the amount due to the Company by $93,870 with cash repayments and amounts charged to the Company under the Expense Sharing Agreement and for direct payments to vendors on the Company's behalf in 2024. CSG owes the Company $977,729 as of December 31, 2024.

5.   **COMMITMENTS AND CONTINGENCIES AND LEASES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2024.

6.   **RELATED PARTY RECEIVABLE**

The Company evaluated the Related Party Receivable and has determined no valuation allowance is necessary. There are no formal payment terms however the Company will pay the Receivable as cash flow allows at no interest.

7.   **CAPITAL DISTRIBUTIONS**

During the year ended 12/31/24, the Company made distributions to its members totaling $475,000. These distributions were made in accordance with the terms of the Company's operating agreement, which allocates distributions to members based on their respective ownership percentages or other agreed-upon terms.

The distributions were funded from the Company's [net income/retained earnings/available cash flow] and were approved by the members or managing member as required.
As of December 31, 2024, no additional distributions were declared but unpaid.

8.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through March 3, 2025, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024**

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,839,177
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Related Party Receivables	(977,729)
Prepaid expenses	(16,819)
NET CAPITAL	$ 844,629
AGGREGATE INDEBTEDNESS	
Accounts payable	17,950
Payroll payable	211,058
Lease Liability - Operating Lease (in excess of ROU asset)	0
Total aggregate indebtedness	$ 229,008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required 6 2/3 % of Aggregate Indebtedness or $100,000	$ 100,000
Excess net capital	744,629
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	724,629
Percentage of aggregate indebtedness to net capital	27.11%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited amended form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2024

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and amendments to 17 C.F.R. § 240.17a-5 and 17 C.F.R §240.15c3-3: (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and amendments to 17 C.F.R. § 240.17a-5 and 17 C.F.R §240.15c3-3: (k)(2)(ii).

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements as of December 31, 2024, included in the accompanying Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from both 17 C.F.R. §240.15c3-3: (k)(2)(ii), and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") as Churchill Stateside Securities, LLC effected securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in both paragraph (k)(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 3, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Churchill Stateside Securities
Member FINRA and SIPC
Providing Experience & Integrity Since 2005

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2024

Churchill Stateside Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and 17 C.F.R §240.15c3-3: (k)(2)(ii), and:

2. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Guy Spieler, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

Guy Spieler
President

DATE: **1-7-25**

6250 Shiloh Road, Suite 235 | Alpharetta, GA 30005 | Phone 401.250.4190 | Fax 404.591.1441

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Churchill Stateside Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Churchill Stateside Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting a trivial difference;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Churchill Stateside Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 3, 2025

3 5 3 Boswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CHURCHILL STATESIDE SECURITIES LLC	8-68652

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 4,573,444.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 4,573,444.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 4,573,444.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 6,860.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A $ 3,173.00	

11
a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) $ 0.00
b Any other overpayments applied $ 0.00
c All payments applied for 2024 SIPC-6 and 6A(s) $ 3,173.00
d Add lines 11a through 11c $ 3,173.00

12	**LESSER** of line 10 or 11d.	$ 3,173.00

13
a Amount from line 8 $ 6,860.00
b Amount from line 9 $ 0.00
c Amount from line 12 $ 3,173.00
d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. $ 3,687.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 3,687.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-68652	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	CHURCHILL STATESIDE SECURITIES LLC 203 N LASALLE ST STE 2100 CHICAGO, IL 60601 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CHURCHILL STATESIDE SECURITIES LLC	David G. Carr
(Name of SIPC Member)	(Authorized Signatory)
1/21/2025	dcarr@cssecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.